U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the registrant: ASA Gold and Precious Metals Limited

Name of persons relying on exemption: Alexander Merk

Address of person relying on exemption: 555 Bryant St #455, Palo Alto, CA 94301

PROTECT ASA’S FOCUS ON PRECIOUS METALS

Dear Fellow Shareholder,1

ASA’s successful precious metals strategy is at risk of being dismantled.

Despite years of strong fund performance, an activist shareholder, Saba Capital (“Saba”), is trying to reshape ASA into a very different fund — one that would give Saba control as the investment adviser managing the Fund, allow Saba to collect ongoing management and performance fees, and expose the Fund’s existing shareholders to potentially serious tax consequences.

This is not what you invested in.

As of this writing, ASA’s Board has not announced how it will proceed, even though the advisory agreement expires June 30. Key strategic outcomes affecting ASA’s future were effectively predetermined before shareholders had a meaningful opportunity to weigh in. ASA has been a precious metals mining fund since 1958. That clear mandate is now under threat.

Saba has selected all of ASA’s board members and is advancing a plan to:

●	Abandon ASA’s longstanding focus to invest in precious metals mining

●	Convert ASA into a different type of fund—a business development company—with higher management fees and a new performance fee

●	Install Saba as ASA’s new investment adviser

These plans may impose substantial—and in some cases punitive—tax consequences on existing ASA shareholders.

If ASA is repurposed, shareholders will lose access to the only closed-end precious metals mining fund.

[1]	Axel Merk owns over 300,000 shares of ASA Gold and Precious Metals Limited. He also serves as President and Chief Investment Officer of Merk Investments LLC. He recently resigned as Chief Operating Officer of ASA.

ASA’s outstanding performance

ASA has delivered exceptional results for shareholders.

Since ASA’s current investment adviser, Merk Investments LLC (Merk), and current portfolio manager, Peter Maletis, started managing the Fund in April 2019, the Fund has generated a cumulative return to investors of approximately 533.68%, with net asset value return (NAV) up 521.21%, outperforming ASA’s benchmark and all peers on an absolute return basis, while also outperforming nearly all peers on a risk-adjusted basis.

Data shown from April 1, 2019 through May 31, 2026.

An independent analysis by Broadridge confirmed that ASA’s outperformance has been driven by Merk’s investment process delivering strong risk-adjusted returns—not excessive risk-taking.

ASA’s excellent performance and track record demonstrates that its current mandate is working - it is delivering for shareholders and providing valuable exposure to the precious metals mining industry.

Major governance concerns

Over the past several years, Saba and its hand-picked directors have disrupted Fund governance and harmed shareholders.

These include:

●	Suppressing shareholder rights, including blocking board nominations

●	Using litigation and pressure tactics to intimidate the prior Fund directors who were not aligned with Saba

●	Imposing millions in extraordinary costs on shareholders

As a result, key strategic outcomes affecting ASA’s future were effectively predetermined before shareholders had a meaningful opportunity to weigh in. During this process, shareholders were prevented from learning what was happening while Saba accumulated over 32% of the Fund’s shares.

Serious tax risks for shareholders

Saba’s proposals may force many shareholders to realize gains and trigger complex so-called passive foreign investment company (a “PFIC”) tax rules—potentially resulting in substantial, and in some cases punitive, tax liabilities.

These taxes would not arise because you chose to sell your shares. They could arise because actions are taken inside the Fund, outside your control, as proposed by Saba.

For some investors, the total tax burden may be severe, with interest and penalties applied across prior years. In extreme cases, the tax liability may exceed the value of your investment.

Importantly, these tax consequences may be triggered by actions taken without your consent and outside your control.

Even investors expecting a tender offer may ultimately be worse off if such an offer occurs only after a restructuring into a U.S. subsidiary.

Act Now: File a complaint with the SEC

The advisory agreement expires June 30. The process that has led to this point raises serious questions about whether shareholders were properly informed and given a meaningful opportunity to influence ASA’s future before key outcomes were effectively predetermined.

You can help protect ASA by urging immediate SEC scrutiny before further harm occurs. File a complaint with the US Securities and Exchange Commission (SEC):

File a complaint at saveasa.com/complaint(2)

Many of you have been long-term shareholders and part of ASA’s remarkable success. Not every shareholder will feel comfortable contacting a regulator directly - but if you are willing to speak up, your voice matters.

You do not need legal or technical language—write a short message in your own words. Direct input from investors carries weight.

You may wish to address:

●	Why you invested in ASA—and how that is now being changed

●	Whether you were given a meaningful opportunity to decide

●	Any financial or tax impact you expect to face

●	Whether the proposed restructuring appears aligned with shareholder interests or only with creating management and performance fee opportunities for Saba

●	Why regulatory attention is warranted now

Even if you only hold a few shares, your voice matters, make it heard.

Please act now.

File a complaint with the SEC at saveasa.com/complaint

For more in-depth information, visit saveasa.com. Or call me at (408) 475-0186.

Axel Merk

[2]	The SEC investor inquiry form is routed to SEC staff and may help prompt regulatory review. You may also file a more formal complaint at saveasa.com/violation. Formal submissions may take longer to be processed.

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